[Calfee, Halter & Griswold LLP Letterhead]
mgleespen@calfee.com
216.622.8684 Direct
April 24, 2007
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Terence O’Brien
Accounting Branch Chief

Re:	RPM International Inc.

Form 10-K for the Fiscal Year Ended May 31, 2006
Filed August 10, 2006
File No. 1-14187
Dear Mr. O’Brien:
On behalf of RPM International Inc., a Delaware corporation (the “Company”), we are transmitting this letter in response to the staff’s comment letter dated April 11, 2007, regarding the above filing. For your convenience, we have repeated your comments in italics followed by our response.
Form 10-K for the Fiscal Year Ended May 31, 2006
General
     1. We have read your response to prior comment one. We note the following disclosures:
•	The methodology used by C&W to project our liability for unasserted potential future asbestos-related claims included C&W doing an analysis of . . .

•	This reserve increase is based upon C&W’s analysis of our total estimated liability for pending and unasserted potential future claims through May 31, 2016.

Terence O’Brien
Accounting Branch Chief
April 24, 2007

We have fully considered your response in the matter and continue to believe that a consent would be required. Pursuant to Rule 436 of Regulation C, if any person whose profession gives authority to a statement made by him, is named as having prepared a report or valuation for the use in connection with the registration statement, the written consent of such person shall be filed with the registration statement. Accordingly, please delete this reference to an expert or include their consent in accordance with Section 436 of Regulation C.
Response:
In response to the staff’s comment, the Company has filed the consent of Crawford & Winiarski as Exhibit 99.1 to the Company’s Current Report on Form 8-K as filed with the Commission on April 24, 2007.
     Note H — Contingencies and Loss Reserves, page 48
     Environmental
2.	We have read your response to prior comment four. It remains unclear to us whether you are of the view that material adverse impacts from environmental liabilities are remote, or reasonably possible. If reasonably possible, we would expect more detailed and specific disclosures concerning specific sites, rather than generalized risk disclosures. Please advise.
Response:
With respect to environmental liabilities, the Company believes that material adverse impacts are remote. In future filings, the Company will evaluate its disclosures to ensure they are consistent with this belief.
     Product liability
3.	We have read your response to our prior comment 5. Please note that if it is reasonably possible that additional losses from this product liability could be material, the disclosures we detailed in our last letter would be required by generally accepted accounting principles. Please supplementally advise us whether you have concluded that such material losses are remote, or reasonably possible.

Terence O’Brien
Accounting Branch Chief
April 24, 2007

Response:
With respect to this product liability, the Company has concluded that such material losses are remote. In future filings, the Company will evaluate its disclosures to make sure that they are consistent with this conclusion.
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
I hope that the foregoing has been responsive to your comments. Accordingly, it would be greatly appreciated if you could advise the undersigned at (216) 622-8684 or Ed Moore at (330) 273-8874 at your earliest convenience if the foregoing responses are acceptable or if any additional comments will be forthcoming.
Very truly yours,
/s/Melissa M. Gleespen
Melissa M. Gleespen

cc:	Frank C. Sullivan
P. Kelly Tompkins
Robert L. Matejka
Edward W. Moore, Esq.
Lee Thomas
Thomas F. McKee, Esq.